March 17, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:  Aslynn Hogue and Jay Mumford

Re:	Oculus Innovative Sciences, Inc.
Registration Statement on Form S-3
Amended February 18, 2011
File No. 333-171411

Dear Ms. Hogue and Mr. Mumford:

I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). We received your letter dated March 7, 2011 regarding the Company’s need to resolve any outstanding comments received from the staff of the Securities and Exchange Commission (the “Staff”) on its pending confidential treatment requests prior to acceleration of the effective date of the registration statement that was amended on February 18, 2011. In order to comply with your request and confirm that all outstanding communication with your Staff has been resolved, we are writing to request a status update as to our pending confidential treatment application filed February 22, 2011.

On February 22, 2011, we filed a confidential treatment application regarding two exhibits:

•	Exclusive Sales and Distribution Agreement between the Company and Quinnova Pharmaceuticals, Inc., dated February 14, 2011
•	Exclusive Co-Promotion Agreement between the Company and Quinnova Pharmaceuticals, Inc. dated February 14, 2011

As per instructions from Jay Mumford, we faxed an additional copy of the confidential treatment application dated February 22, 2011 to his attention that same morning and receipt was confirmed. As of the date of this letter, we have not received a response from the Staff as to the status of that request for confidential treatment.  We believe we are waiting on the Staff to communicate to us the status of this confidential treatment request before the Company can request that the Staff declare the S-3 effective.  It is unclear from the Staff’s letter dated March 7, 2011 whether such status if forthcoming and we request further clarification on this matter.

On September 23, 2010, the Company filed a confidential treatment application regarding Amendment No. 3 to Revenue Sharing, Partnership and Distribution Agreement dated as of June 1, 2010 between Oculus Innovative Sciences, Inc. and Vetericyn, Inc. with attached Exhibits. The Staff informed us that the application was originally received on September 27, 2010 and labeled File No. 001-33216. Since then, we received notification that the application had been misplaced. We subsequently resent the application on December 9, 2010. On February 10, 2011, we received comments regarding the application. We responded to the Staff’s comments on March 17, 2011.

Furthermore, we note the request for certain statements from the Company.  The Company provided those statements on February 18, 2011 via EDGAR.  We request clarification as to whether the Staff received such statements.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Esq.